Exhibit 99.6

SCHEDULE II – EXTENDICARE INC VALUATION AND QUALIFYING ACCOUNTS
(thousands of dollars)

		Additions			Subtractions

		Provisions		Additions
		for Losses	Additions	(Subtractions)
	Balance at	on	from	from	Subtractions	Written off	Balance
Allowance for	Beginning	Accounts	Acquisitions/	Foreign	from	Net of	at End
Doubtful Accounts	of Period	Receivable	Divestitures	Exchange	Divestitures	Recoveries	of Period

Year ended:
December 31, 2000	37,568	26,900	3,515	1,281	—	43,227	26,037
December 31, 2001	26,037	9,085	5,443	1,418	—	17,508	24,475
December 31, 2002	24,475	17,705	—	(259)	—	25,697	16,224